December 23, 2019

Jared Isaacman
Chief Executive Officer
Shift4 Payments, Inc.
2202 N. Irving Street
Allentown, PA 18109

       Re: Shift4 Payments, Inc.
           Draft Registration Statement on Form S-1
           Submitted on November 27, 2019
           CIK No. 0001794669

Dear Mr. Isaacman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed November 27,2019

Prospectus Summary
Overview, page 1

1. We note your disclosure that "[you] are a leading provider of payment processing and technology solutions in the United States." Please disclose the measure by which you determined that you are a "leading" provider. Make conforming changes to your filing, including to the description of your business.
Summary Risk Factors, page 6

2. We note your disclosure that some of the most significant risks and challenges include
       "acquisitions create certain risks and may adversely affect [y]our business." Please
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         disclose whether you currently have any planned acquisitions. Risk Factors
Business risks
"Our inability to protect our systems and data from continually evolving cybersecurity . . .", page
28

3. We note your disclosure that "[yo]ur computer systems and the computer systems of
         [y]our merchants and software partners have been . . . subject to breaches." Please briefly describe these breaches, if material.
Risks related to our organizational structure, page 42

4. Please amend your risk factor disclosure to address the risks that the company s dual-
         class share structure with differing voting rights may render its shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.
"In certain cases, payments under the TRA . . .", page 44

5. We note your disclosure that, if you elect to terminate the TRA early, you would be required to make an immediate cash payment. Please provide an estimate of your liability under the TRA if you chose to terminate the agreement early, or tell us why you are unable to make such an estimate at this time.
"The dual class structure of [y]our common stock has the effect of concentrating . . .", page 46

6. We note your disclosure that "[yo]ur Founder and Searchlight, individually or together, may have interests that differ from [shareholders] and may vote in a way with which
         [shareholders] disagree and which may be averse to [shareholders'] interests." In an appropriate place in your filing, please disclose the actual and potential conflict(s) of interest of your Founder and Searchlight.
"Our amended and restated certificate of incorporation will provide . . .", page 49

7. We note your disclosure that there is an exclusive forum provision in your certificate of incorporation. Please clearly disclose whether this provision applies to claims under the federal securities laws. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also disclose that, by agreeing to this provision, investors cannot be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Finally, we note your disclosure that a court could find the choice of forum provision inapplicable or unenforceable. Please disclose whether you currently have reason to believe that this provision in unenforceable.
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Our Organization Structure, page 56

8. Please disclose, as of the latest practicable date, the approximate number of holders of each class of your membership units. Please also disclose the approximate number of holders of your common stock after giving effect to the reorganization transaction. See
         Item 201(b)(1) of Regulation S-K.
Organizational Structure Following this Offering, page 57

9. Please briefly elaborate on what is meant by "the split between the number of LLC
         Interests," and "the split of the number of shares of Class A common stock sold by
         Shift4Payments."
Management's Discussion and Analysis of Financial Condition
Reorganization Transactions, page 75

10. We note that you expect your payment obligations under the TRA to be "significant."
         Please amend your disclosure to provide an estimate of the amount of these payments, or tell us why you are unable to do so.
Critical Accounting Policies
Income Taxes, page 84

11. We note that you will be entering an agreement with Shift4 Payments, LLC and the continuing equity owners where you will be required to pay certain percentage of the amount of cash savings, if any, in U.S. federal, state or local tax that you realize based on
         Shift4 Payments, LLC's classification as a partnership for federal and state income tax purposes. Given the atypical tax structure and the disclosure that you expect the payments required under the agreement will be substantial, please expand your current disclosure in
         Critical Accounting Policies section of the MD&A to discuss material terms of the agreement and related tax accounting policies.
Business
Our Company, page 86

12. We note your disclosure that you derive the majority of your revenue through volume-
         based payments and transaction fees as well as subscription revenue for software and technology solutions. With a view to understanding your business model, please amend your disclosure to describe the manner by which you generate revenue from these different payments and fees. For example, disclose how you typically generate revenue from your merchant clients compared to your software partner clients. For your volume-
         based payments, disclose whether you charge fees per fixed volumes, or any other manner by which you receive fees for your services. For subscription revenue, disclose whether you charge subscription fees for a fixed time period, flat fees for all subscriptions, or any other manner by which you receive subscription revenue.
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13. As a related matter, please disclose the percentage of your total revenue derived from merchant clients compared to software partners. Please also disclose the percentage of your total revenue derived from volume-based payments, transaction fees, and subscription agreements, respectively.
Our Market and Trends Impacting the Industry
Trends Impacting Merchants, page 93

14. Please provide support for the following statements, or characterize them as management's opinions or beliefs:

              "Software is catalyzing new growth opportunities and operating efficiencies, enabling merchants to adapt to a changing landscape;"

              "Merchants are heavily investing in software tools to boost productivity, access the latest technological innovations in the market and create a frictionless consumer experience;"

              "There has been a proliferation of solutions for both front-office (POS, loyalty, reservations, etc.) and back-office (employee scheduling, inventory management, accounting and reporting) functions;"

              "Existing multi-vendor solutions can often fail to keep up with consumer payment innovation . . . networks;" and

              "Brick-and-mortar merchants are increasingly turning to the power of analytical tools to extract valuable information about consumer spending behavior in order to compete with online commerce providers."
Trends Impacting ISVs, page 94

15. Please provide support for the following statements, or characterize them as management's opinions or beliefs:

              "[ISVs] are [differentiating their value proposition] by adding payments capabilities to their software suites, recognizing the importance of the capability;" and

              "ISVs are struggling to keep pace with the volume of new software solutions being created," and "a significant number of merchants continue to use legacy software that lacks cloud connectivity infrastructure."
Operations and Support Services, page 98

16. We note your disclosure that you "leverage our over 30 years of operating history and domain expertise to ensure our obligations to our customers are maintained and fulfilled effectively;" however, elsewhere in your filing, you disclose that Shift4 Payments, LLC
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         was founded in 1999. Please revise for consistency or explain this discrepancy.
Patents, Trademarks and Other Intellectual Property, page 100

17. Please disclose the duration of your patents, and the impact on your business when or if any of these patents expire. See Item 101(c)(iv) of Regulation S-K. Corporate Opportunity Doctrine, page 126

18. We note your disclosure that your certificate of incorporation will not renounce your interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Shift4 Payments, Inc. Please clarify whether this provision applies to executive officers as well. Given the overlap and affiliation between your management, the Founder, and the Continuing Equity Owners, please explain in detail how you will determine the scope of this renunciation. For example, explain how you intend to delineate roles or establish meaningful guidelines for defining the capacity of a director or employee of your company. Please also amend your risk factor on page 50 to describe the potential difficulties, if any, in determining when an opportunity is presented in a specific capacity.
Consolidated Financial Statements of Shift4 Payments, LLC and Consolidated Subsidiaries
Notes to Consolidated Financial Statements
Note 14. Income Taxes, page F-25

19. The reconciliation of the federal statutory rate to the effective income tax rates concludes with an effective income tax rate of 21.70%. Utilizing amounts presented in the
         Statement of Operations, the fiscal 2018 effective tax rate appears to be 7.1%. Please revise your disclosure in Note 14 or explain to us why no revision is needed.
Note 19. Redeemable Preferred Units, page F-27

20. Please revise to expand the current disclosure to provide all information required under
         ASC 480-10-50 and the paragraph 24 of ASC 480-10-S99-3A.
General

21. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameJared Isaacman
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany NameShift4 Payments, Inc. reliance on Section 5(d) of the Securities Act, whether or present to potential investors in
December they retain copies of the communications
       not 23, 2019 Page 5
FirstName LastName
 Jared Isaacman
FirstName LastNameJared Isaacman
Shift4 Payments, Inc.
December NameShift4 Payments, Inc.
Comapany23, 2019
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       You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at 202-551-2545 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services